July 21, 2020

VIA EDGAR

Mr. Ronald Alper

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Investment Grade R.E. Income Fund, L.P.
Offering Statement on Form 1-A
File No. 024-11181

Dear Mr. Alper:

Thank you for your continued review and correspondence as it relates to the above noted offering. Per our discussion this afternoon pertaining to establishing a qualification date, we would appreciate this offering being qualified on or before 4:00 p.m. July 23, 2020.

Please let me know if you require anything further at this time.

Sincerely,

/s/ Jason E. Luhan
Jason E. Luhan

831 State Street, Suite 280 ˖ Santa Barbara, CA 93101 ˖ Tel: 805-690-5389 ˖ www.IGREfund.com